PLAN OF RECAPITALIZATION

     Plan for Reverse Stock Split. Upon approval by shareholders in the manner specified in the Colorado Business Corporation Act, the Board of Directors (“Board”) of Mercari Communications Group, Ltd. (the “Company”) shall be authorized to effect a reverse stock split of all outstanding shares of the Company’s $0.00001 par value common stock at the time of approval. To effect the Plan of Recapitalization (“Plan”) hereby approved, the Board shall be and hereby is authorized to cause the following steps to be taken.

     1.     Reverse Split Ratio. A reverse split of 1 for 900 (i.e., each 900 shares of common stock outstanding before the reverse split would, after the Effective Date as defined below, represent one common share), subject to the provisions set forth in paragraph 2 below (the “Reverse Share Split”).

     2.     Reverse Share Split. All shares of $0.00001 par value common stock of the Company outstanding prior to the Record Date shall, from and after the date of approval of this Plan by shareholders (hereafter the “Effective Date”) be combined into a lesser number of shares determined by multiplying the outstanding shares times a fraction, of which the numerator is one and the denominator is 900 (for example, the fraction would be: 1/900 and 900 shares outstanding before the Effective Date would be reduced to 1 share after the Effective Date), provided, however, that the number of shares of common stock to be outstanding shall be increased as follows: if, as a result of the Reverse Share Split, any shareholder who was a shareholder of the Company immediately prior to the Effective Date would otherwise beneficially own fewer than one hundred (100) shares of common stock of the Company as a result of the Reverse Share Split after the Effective Date, the number of shares to be issued to such shareholder shall automatically be rounded up and increased so that such shareholders shall hold one hundred (100) shares of Company common stock following the reverse share split and, provided, further, that any fractional share which would otherwise be issued in accordance with the Reverse Share Split, shall automatically be rounded up to the next highest whole number of shares (subject to the further rounding-up provisions set forth in the preceding proviso). Upon surrender of certificates representing shares of common stock of the Company outstanding prior to the Effective Date and upon receipt of information confirming the identification of holders of any uncertificated stock of the Company, the Company shall issue, or cause to be issued, certificates representing the appropriate number of shares of the Company’s common stock to the holders of common stock of the Company.

     3.     Exchange of Share Certificates. On or after the Effective Date, each holder of a certificate or certificates, which prior thereto represented outstanding shares of the Company’s common stock, will be given instructions to surrender the same to the Company’s transfer agent which shall act as the exchange agent to effect the exchange of certificates and each such shareholder shall be entitled upon surrender to receive (on payment of exchange, handling and delivery charges) in exchange therefore, a certificate representing one share of the Company’s common stock for each nine hundred (900) shares of common stock previously owned and any additional shares issuable as a result of the upward roundings described in paragraph 2.

     4.     Old Certificates to Represent Post-Split Stock Until Exchanged. Until so surrendered, each outstanding certificate, which, prior to the Effective Date represented shares of common stock, shall continue to represent the appropriate number of post-reverse split shares until such time as an exchange of share certificates shall have been effected.

     5.     Abandonment. The Board of Directors may abandon the Plan of Recapitalization in its discretion at any time prior to the Effective Date.